UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-36858, 001-13836, and 001-36857

TYCO INTERNATIONAL FINANCE S.A.

and the guarantor co-registrants listed on Schedule A

(Exact name of registrant as specified in its charter)

29, Ave. De La Porte Neuve

Luxembourg N4 2227

(352) 266-378-41

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.750% Notes due 2018 (and guarantees by co-registrants with respect thereto)

4.625% Notes due 2023 (and guarantees by co-registrants with respect thereto)

1.375% Notes due 2025 (and guarantees by co-registrants with respect thereto)

3.900% Notes due 2026 (and guarantees by co-registrants with respect thereto)

5.125% Notes due 2045 (and guarantees by co-registrants with respect thereto)

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

3.750% Notes due 2018: 1

4.625% Notes due 2023: 1

1.375% Notes due 2025: 1

3.900% Notes due 2026: 1

5.125% Notes due 2045: 1

Schedule A: Table of Co-Registrants

Exact name of registrant as specified in its charter	Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices

Johnson Controls International plc	1 Albert Quay Cork, Ireland 353-21-426-0000

Tyco Fire & Security Finance S.C.A.	29, Avenue de la Porte-Neuve L-2227 Luxembourg, Luxembourg +352-266-378-51

Pursuant to the requirements of the Securities Exchange Act of 1934 Tyco International Finance S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TYCO INTERNATIONAL FINANCE S.A.

Date:	February 1, 2017	By:	/s/Peter Schieser
		Name:	Peter Schieser
		Title:	Managing Director

Pursuant to the requirements of the Securities Exchange Act of 1934 Johnson Controls International plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JOHNSON CONTROLS INTERNATIONAL PLC

Date:	February 1, 2017	By:	/s/Brian J. Stief
		Name:	Brian J. Stief
		Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934 Tyco Fire & Security Finance S.C.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TYCO FIRE & SECURITY FINANCE S.C.A.
By TYCO FIRE & SECURITY S.À R.L., its general partner

Date:	February 1, 2017	By:	/s/Peter Schieser
		Name:	Peter Schieser
		Title:	Manager and authorized signatory